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Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1993

  OR

  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees


  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

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REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Plan Benefits as of December 31, 1993 and August 31, 1993

     Statements of Changes in Net Assets Available for Plan Benefits for the Four-Month Period Ended December 31, 1993 and the Year Ended August 31, 1993

     Notes to Financial Statements


2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen & Co.                      11



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Lithonia Lighting Profit Sharing and
                              Retirement Plan for Salaried Employees

Date: June 28, 1994           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ D. Raymond Riddle
                              Name:  D. Raymond Riddle
                              Title: President and Chief Executive Officer

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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Lithonia Lighting Profit Sharing and
Retirement Plan for Salaried Employees:


We have audited the accompanying statements of net assets available for plan benefits of the LITHONIA LIGHTING PROFIT SHARING AND RETIREMENT PLAN FOR SALARIED EMPLOYEES as of December 31, 1993 and August 31, 1993 and the related statements of changes in net assets available for plan benefits for the four-month period ended December 31, 1993 and the year ended August 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan amd perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees as of December 31, 1993 and August 31, 1993 and the changes in net assets available for plan benefits for the four-month period ended December 31, 1993 and the year ended August 31, 1993 in conformity with generally accepted accounting principles.



                                          /s/ Arthur Andersen & Co.
                                          ARTHUR ANDERSEN & CO.

Atlanta, Georgia
June 6, 1994

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                      LITHONIA LIGHTING PROFIT SHARING AND

                     RETIREMENT PLAN FOR SALARIED EMPLOYEES

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      DECEMBER 31, 1993 AND AUGUST 31, 1993




                                        December 31, 1993 August 31, 1993


RECEIVABLES:

  Employer Contribution                 $     38,865    $     68,745
  Employee Contribution                      119,068         209,045
                                          ----------      ----------

     Total Receivables                       157,933         277,790
                                          ----------      ----------


INVESTMENTS, at market value
 (Note 1):

  NSI DC Master Trust                     43,380,364               0
  Loans to Participants                      824,608         407,677
  NSI Common Stock                           221,965         228,303
  NSI DC Lithonia Lighting Guaranteed
   Income Fund                                     0      31,611,066
  NSI DC Lithonia Lighting Equity Fund             0      10,087,594
                                          ----------      ----------
                                          44,426,937      42,334,640
                                          ----------      ----------



NET ASSETS AVAILABLE FOR PLAN BENEFITS  $ 44,584,870    $ 42,612,430
                                          ==========      ==========




                     The accompanying notes are an integral
                            part of these statements.

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                      LITHONIA LIGHTING PROFIT SHARING AND

                     RETIREMENT PLAN FOR SALARIED EMPLOYEES

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 1993

                       AND THE YEAR ENDED AUGUST 31, 1993


                                         Four Month
                                        Period Ended       Year Ended
                                      December 31, 1993  August 31, 1993

CONTRIBUTIONS (Note 3):
 Employer                             $    367,226      $    934,179
 Employee                                1,150,401         2,852,399
                                        ----------        ----------
                                         1,517,627         3,786,578
                                        ----------        ----------

NET GAIN FROM INVESTMENTS IN:
 NSI DC MASTER TRUST (NOTE 1)            1,195,592                0
 NSI DC FIF (Note 1)                             0           22,410
 NSI DC LLEF (Note 1)                            0        2,027,446
 NSI DC LLGF (Note 1)                            0        2,361,153
 NSI Common Stock (Note 1)                   1,083           13,465
                                        ----------       ----------
                                         1,196,675        4,424,474
                                        ----------       ----------

DIVIDENDS ON COMMON STOCK (Note 1)           2,267            9,232

INTEREST INCOME                             13,856           40,122
                                        ----------       ----------
                                            16,123           49,354
                                        ----------       ----------

AMOUNTS PAID TO PARTICIPANTS              <757,985>      <1,896,319>

INCREASE IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                       1,972,440        6,364,087

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF PERIOD        42,612,430       36,248,343
                                        ----------       ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF PERIOD            $ 44,584,870     $ 42,612,430
                                        ==========       ==========

                     The accompanying notes are an integral
                           part of these statements.

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                      LITHONIA LIGHTING PROFIT SHARING AND

                     RETIREMENT PLAN FOR SALARIED EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                      DECEMBER 31, 1993 AND AUGUST 31, 1993



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      Basis of Accounting -
        The accounts of the Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees (the "Plan") of Lithonia Lighting Company
          (LLC), a division of National Service Industries, Inc. (NSI), are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries.

      Investment in NSI Fixed Income Fund -
        A portion of the Plan's assets were commingled in a Fixed Income Fund
          (FIF) together with the assets of pension and profit sharing plans of other NSI divisions. Investments of the FIF were reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. The net gain from investments in FIF units in the accompanying Statements of Changes in Net Assets Available for Plan Benefits reflects interest income on guaranteed investment contracts and master notes. The Plan's portion of FIF assets were reinvested in the Lithonia Lighting Guaranteed Income Fund on January 1, 1993.

        Summarized financial information of the FIF for the period September 1, 1992 to December 31, 1992 is presented as follows:



                                                        1992
Net gain from investments in
 FIF units during the period                     $ 1,774,924
                                                   =========

Allocation to NSI plans (based on
 number of units owned):

     Lithonia Lighting Profit Sharing and
       Retirement Plan for Salaried Employees    $    22,410

     All other NSI plans                           1,752,514
                                                   ---------

       Total                                     $ 1,774,924
                                                   =========

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      Investment in NSI Lithonia Lighting Guaranteed Income Fund -
        A portion of the Plan's assets were also invested in the NSI Lithonia
          Lighting Guaranteed Income Fund (LLGF), a guaranteed income fund which was established for the Plan. This fund's investments in guaranteed investment contracts were reflected at market value. These investments were subject to certain administrative guidelines and limitations as to type and amount of securities held. The net gain from investments in LLGF units in the accompanying Statements of Changes in Net Assets Available for Plan Benefits reflects interest income on guaranteed investment contracts and master notes. On September 1, 1993, investments of this fund were reinvested in the NSI Defined Contribution Master Trust.

      Investment in NSI Lithonia Lighting Equity Fund -
        A portion of the Plan's assets were also invested in the NSI Lithonia
          Lighting Equity Fund (LLEF), a fund which was established for the Plan. This fund's investments in mutual funds were reflected at market values determined by the custodian from publicly stated price information. These investments were subject to certain administrative guidelines and limitations as to type and amount of securities held. On September 1, 1993, investments of this fund were reinvested in the NSI Defined Contribution Master Trust.

        Summarized financial information of the LLEF for the year ended August
          31, 1993 is presented as follows:

                                                             1993

Interest and dividend income                          $   168,958
Net realized and unrealized
  appreciation in market value
  of investments                                        1,858,488
                                                        ---------

Net gain from investments in
  LLEF units during the year                          $ 2,027,446
                                                        =========
      Investment in NSI Defined Contribution Master Trust Fund -
        As of September 1, 1993, a portion of the Plan's assets were invested in a Defined Contribution Master Trust Fund (DC Master Trust), a fund which was established for the Plan. Investments of the DC Master Trust are reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under the general DC Master Trust guidelines.

        Summarized financial information of the DC Master Trust for 1993 is presented as follows:

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                                          September 1, 1993
                                           December 31, 1993

Interest and dividend income                     $    630,739
Net appreciation in market value                      530,564
Investment management fees                            <25,711>
                                                   ----------
Net gain from investments in the
 DC Master Trust Fund during the period           $ 1,195,592
                                                   ==========

                                           December 31, 1993

Equity Investment Funds                          $ 22,955,664
Guaranteed Investment Contracts                    19,980,382
Master Note                                           443,710
Cash                                                      608
                                                   ----------
       Total investments                         $ 43,380,364
                                                   ==========

      Investment in NSI Common Stock -
        As of December 31, 1993, approximately 5% of the Plan's net assets were invested in common stock of NSI, a party-in-interest. The Plan's investment in NSI common stock was reflected at market value in the accompanying financial statements.

      Net Assets Available for Plan Benefits -
        At August 31, 1993, $537,075 of net assets available for plan benefits were allocated to accounts of participants who have withdrawn from participation in the earnings and operations of the Plan. There were no such amounts allocated at December 31, 1993.

      Loans to Participants -
        The Plan permits loans to participants up to the lower of 50% of the participant's vested account balance or $50,000. Participants have up to five years to pay back the principal and interest unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. The interest rate charged on participants' loans is determined by the Plan Administrator and at December 31, 1993 was 7.7%.

      Tax Status -
        The Plan has received a favorable determination letter from the Internal
          Revenue Service dated September 5, 1986, and is qualified under the Internal Revenue Code (the "Code") as exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable

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          requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1993.

2. TRUST AGREEMENT:
      Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (which includes the DC Master Trust, Loans to Participants and NSI Common Stock discussed in Note 1). Certain officers of NSI were appointed administrators of the Plan's assets together with the income derived therefrom.

      Prior to September 1, 1993, the assets of the Plan were included in the NSI General Retirement Trust (GRT). Under a trust agreement dated March 1, 1978, certain officers of NSI were appointed trustee of the GRT and were administrators of the Plan's assets and Wachovia Bank of Georgia was the custodian.

3. PLAN DESCRIPTION:
      The following brief description of the Plan is provided for informational purposes only. Participants should refer to the Plan agreement for more complete information.

      The Plan incorporates requirements of Section 401(a) and 501(a) of the Internal Revenue Code of 1986 and ERISA as amended from time to time. The Plan is a voluntary, defined contribution plan covering all full-time, non-union, salaried employees of the Company with six or more months of service. Contributions are made by the participants and the Company. Participants con-tribute between 1% and 10% of before-tax compensation but not to exceed $7,000 (or such larger amount as may be determined by the Secretary of Treasury) for any participant in any calendar year. Participants are 100% vested in their voluntary contribu-tions. The Company contributes an amount equal to 50% of each participants Elective Contribution up to 5% of compensation for each Plan year. Non-vested employer contributions are for-feited upon withdrawal or termination, as defined, from the Plan and are added to the employer contribution for allocation to remaining participants. For any Plan year in which Net Profits, as defined, equal or exceed $6,000,000 the Employer shall contribute the greater of the 50% matching contribution, as discussed above, or 2% of the Net Profit for the Plan year. Vesting of employer contributions occurs on an increasing scale ranging from 10% after one year of service, as defined, to 100% vesting after seven years of service. All expenses of the Plan were paid by the Company during 1993 and 1992.

      During December, 1993, the Plan was amended and restated to allow participant directed investments effective January 1, 1994. In addition, the Plan year end was changed from August 31 to December 31. Thus, the accompanying financial statements are for the year ended August 31, 1993 and the four month period in

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        the short plan year ended December 31, 1993. The Plan, as amended and restated, does not permit employer contributions in excess of 5% of participants' compensation during the short plan year.

      Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of termination, the participants are vested with the amounts allocated to their respective accounts; however, the accounts shall continue to be held by the trustee until such time as the participants terminate their employment or otherwise become entitled to such vested benefits under the provisions of the Plan.